Exhibit 3.22

DEED OF INCORPORATION

NOBLE DRILLING DOHA

“LIMITED LIABILITY COMPANY”

THIS MEMORANDUM is made this day     /    / 1436 AH corresponding to 10/10 /2016G.

BETWEEN:

1.

DYARCO INTERNATIONAL GROUP W.L.L. a limited liability company incorporated and existing under the laws of the State of Qatar with commercial registration number 14895 and having its registered address as P.O. Box 3841, Doha, Qatar, Represented by Mr. Ullattil Achu, of Indian national, holder of ID No. 25535606947 (the First Shareholder); and

2.

NOBLE DRILLING HOLDING LLC a Delaware limited liability with commercial registration number 020498408—3543378, with a principal place of business at Ste 3D, Landmark Square, 64 Earth Close, P. O. Box No 31327, Grand Cayman, Cayman Islands KYl-1206, Cayman Islands. Represented by Mr. Alan R. Hay, of British national, holder of passport No. 5100705746 (the “Second Shareholder”),

(each a “Shareholder” and together the “Shareholders”)

NOW IT IS AGREED AS FOLLOWS:

Article (1)

The Shareholders have agreed to establish a Qatari limited liability company as per the rules of the Commercial Companies Law No. (11) of 2015, and the Company’s Deed of Incorporation

Article (2)

Name of the Company:

The name of the Company shall be: Noble Drilling Doha LLC

The name of the Company shall be followed by the term ‘limited liability company’ and written in distinct and legible manner, failing which the managers of the Company shall be jointly liable to the full extent of their private assets towards third parties dealing in good faith with the Company.

Article (3)

Objects of the Company:

1.	Oil Wells Drilling.

2.	Natural Gas Wells Drilling

Article (4)

Office of the Company:

The Company’s head office and its legal address shall be in Doha, the State of Qatar. The Company may establish branches in Qatar, or abroad, whenever the Company’s interest requires the same and upon approval at the Shareholders’ Assembly. The address of any such branch shall be entered into the Company’s commercial register.

Article (5)

Duration of the Company:

The duration of the Company shall be five calendar years from the date of the Company’s registration in the Commercial Registry Such duration may be extended by a resolution passed at the Shareholders’ Assembly

Article (6)

Capital of the Company:

The share capital of the Company shall be QR 200,000 (two hundred thousand Qatari Riyals) divided into 200 shares of QR 1,000 (one thousand Qatari Riyals) each.

The Shares shall be divided between the Shareholders in the following proportions.

SN	Name	Number of the Shares	Value of Share QR	Total Value QR	Percentage
1.	NOBLE DRILLING HOLDING LLC	98	1000	98,000	49%
2.	DYARCO INTERNATIONAL W.L.L.	102	1000	102,000	51%
	Total	200		200,000	100%

Each Shareholder has paid his share in full.

The cash shares has been deposited in HSBC Bank.

Article (7)

Management of the Company:

The Shareholders have agreed that the Company will be managed by the Second Shareholder. For this purpose the Second Shareholder shall appoint a nominate a general manager (who can be removed and replaced at all times by the Second Shareholder by way of notice to the Company (the General Manager)). The Second Shareholder shall initially nominate Mr. David Jason Power the Company’s General Manager.

The General Manager shall exercise all such powers and act on behalf of the Company in accordance with this Articles of Incorporation the Management Agreement and as instructed by the Second Shareholder except where it is expressly required by this Article of Incorporation that acts and decisions shall be taken by the Shareholders at a Shareholders’ Assembly.

Article (8)

Authority of the General Managers:

The General Manager shall have the authority to make all decisions affecting the Company (except for the matters described in this Articles 17 and 23 which are expressly reserved to the Shareholders) and as set out in the Management Agreement including but not limited to the following:

a)

manage the Company’s affairs in all respects and determining and supervising the implementation of its regulations regarding the carrying out of its business and the organisation of its administration;

b)	represent the Company, either directly or by way of delegation, before all government ministries, departments, institutions and official bodies;

c)	the recommendation to the General Assembly

with respect to any profit distribution or any other distribution in respect of shares; provided any such recommendation shall be made in conformity with the requirements of Article 27;

d)	the approval of any borrowing of any money by the Company subject to the Management Agreement

e)	the execution of any agreement between the Company and any of the Shareholders or their affiliates, and the waiver or variation of any of the terms of any such agreement;

f)	the approval of the initial budget, the annual budgets and business plans of the Company, including investments and expenditures in excess of such budgets;

g)

negotiate, sign and implement all types of contracts, transactions, arrangements and dealings with third parties in the name of and on behalf of the Company; along with the right to terminate and amend such contracts, agreements and arrangements;

h)	the giving of any guarantee, indemnity or other security in and outside the ordinary course of the Company’s business subject to the Management Agreement

i)	cash calls (beyond those set out in the initial budget or annual budgets and business plans);

j)

all matters relating to the marketing policies and sales strategy for the products and in particular the final approval of the marketing plans and establishment of guidelines for the Company’s marketing policies and sales strategy;

k)	opening, establishing, maintaining and closing bank accounts on behalf of the Company,

l)	the establishment and modification of the organisation structure of the Company;

m)	the establishment and modification of employment policies and procedures;

n)	the factoring or assignment of any receivables of the Company;

o)	lending any money to any person (to the extent permitted by applicable law);

P)	the entering into any contract or arrangement with respect to the disposal of assets of the Company in and outside the ordinary course of the Company’s business;

q)	the entering into any material contract or arrangement otherwise than on arm’s length;

r)	the selection of external advisors;

s)	the approval of delegations of authority to employees and agents of the Company;

t)	approval or amendment of insurance strategy, placement structure and procedure for selection of insurance companies, brokers and consultants;

u)	the alteration of the Company’s name or the selection or alteration of trade names, trademarks, service marks or similar names utilised by it,

v)	the commencement, maintenance, settlement or termination of litigation, arbitration or other legal procedures;

b)	the registration (upon subscription or transfer) of any person as a shareholder of the Company;

x)	the adoption of, or any material change in, the accounting principles and practices of the Company;

y)	approval or alteration of any statutory or other reserves to be maintained by the Company in excess of the levels required by law;

z)	the selection and designation of the powers of one of more liquidators;

aa)

the creation of committees for the purpose of overseeing and authorising specified activities relating to the construction of the Company’s business and the delegation of decision making and expenditure authorities to such committees;

c)

the appointment of additional authorised signatories to represent the Company before all government ministries, departments and agencies including, but not limited to, the Ministry of Interior and the immigration department associated thereto; and

cc)	the management of employees and recruitment, dismissals and remuneration.

Article (9)

The General Manager shall be liable in the same manner and under the same circumstances as members of the board of managers of joint stock companies.

Article (10)

Duties of the General Manager:

The General Manager shall prepare at the end of every financial year a report on the Business of the Company for the year then ended; shall carry out an inventory; shall prepare a general investment account, a profit and loss account, and a balance sheet; and shall call a Shareholders’ Assembly to be held within four months after the end of that year, during which Assembly the financial statements shall be ratified and the General Manager’s performance of his duties discharged.

Within a month of the date of preparing the above document the General Manager shall send copy of such documents in addition to copy of the auditor’s report to Ministry of Economy & commerce and to each Shareholder. Each Shareholder shall have the right pursuant to the Shareholders’ Agreement to ask the General Manager to invite the Shareholders for a meeting to deliberate such documents.

Article (11)

Without first obtaining the consent of the Shareholders Assembly, the General Manager may not hold a managerial office at another company competing with or carrying on the same objects as the Company, or enter into transactions competing with or similar to the Company’s business to their own account or to any third party account. In the event of such a violation, the General Manager may be removed from his position with the Company and may be required to pay an indemnity.

Article (12)

Shares and Transfer of Shares:

Subject to Articles (239) of Law No (11) of 2015 of the Commercial Companies Law.

a) Any Shareholder may in accordance with the Shareholders’ Agreement transfer his shares in the Company with an official paper to one or more of the Shareholders or to any third party, and this transaction will not be accepted and take its validity against the Company or the others, only from the day of registration in the Shareholders record or the Commercial Registry.

b) If a Shareholder wishes to transfer his shares to a third party, then he may only do so in accordance with the Shareholders’ Agreement.

Notwithstanding this article (12) any shareholder may transfer all or part of its share to a Subsidiary or to another company wherein the shareholder own the majority of its capital in accordance; with the terms of the Shareholders’ Agreement.

Article (13)

Shareholders’ Record:

The Company’s head office should maintain a Record of the Shareholders, which Record shall include the following data:

a.	The name, nationality, address and profession of each Shareholders;

b.	The number of shares owned by each Shareholder;

c.

Transactions made in shares, together with the date and cause of transfer of ownership, name of transferee and transferor, their approved signatures, the name, approved signatures and titles of those authorized to transfer the shares;

d.	The total of shares owned by each Shareholder after the transaction.

Any Shareholder or interested party shall have the right to examine the Company’s Record. The Company shall provide a copy of the particulars recorded in the Record and any amendments thereto to the Department of Companies Control, Ministry of Economy & Commerce.

The Company’s Managers shall be personally responsible for any damage caused by failing to maintain the Record properly or due to the inaccuracy of the data and amendments sent to the Department of Companies Control, Ministry of Economy & Commerce.

Article (14)

General Assembly of the Shareholders:

The Company shall have a Shareholders’ Assembly composed of all relevant Shareholders. The Shareholders’ Assembly shall be convened at the invitation of the Managers at least once a year during the four (4) months following the end of the fisicial year.

The Managers must invite the General Assembly to convene if it so required by the auditor or by a number of the Shareholders representing not less than Seventy percent (70%) of the share capital of the Company.

The General Assembly shall be convened at the Company’s head office or at any other office agreed by the Shareholders holding at least Seventy percent (70%) of the share capital.

Invitations to attend the Shareholders’ Assembly shall be sent by registered letters addressed to each Shareholder at his address stated in the Deed of Incorporation/ Shareholders’ Record at leasttwenty-one (21) days before the date of the meeting. The Shareholders’ address in the Deed of Incorporation/ Shareholders’ Record and its amendments shall be deemed his correspondence address and the Shareholder may not object to the Company for inaccurate address saves in the event he proves that he has informed the Company with the amended address. The invitation must include the place, date and time of the meeting. The particulars of the agenda and a copy of the balance sheet shall be attached with the invitation.

Shareholders’ Assembly may be attended in person or via electronic medium such as the telephone conference lines or other similar communication tools as long as the attendants are able to hear and communicate with each other.

A resolution in writing signed by all the Shareholders entitled to receive notice of the Shareholders’ Assembly shall be as valid and effective as if it had been passed as at a Shareholders’ Assembly duly convened and held and may consist of one document in like form signed by all of the Shareholders or their representatives.

Article (15)

Chairman:

The Shareholders’ Assembly shall be chaired by the Chairman, who will be elected by the Second Shareholders, to act as the Chairman for the Assembly. The Chairman shall appoint a secretary from among the Shareholders or, provided that the appointment is approved by the Shareholders’ Assembly, from elsewhere.

Article (16)

Attendance:

Every Shareholder Shall have the right to attend the

Shareholders’ Assembly irrespective of the number of shares he owns. A Shareholder may by proxy delegate another Shareholder other than the General Manager to represent him at the Shareholders’ Assembly. Each Shareholder shall have a number of votes equal to the number of shares he owns or represents.

Article (17)

The agenda of the Annual Shareholders’ Assembly must include the following matters:-

1.	Discussion of the General Manager’s report on the Company’s activities and financial position and the auditor’s report;

2.	Discussion of the balance sheet and profit and loss account and approve whereof;

3.	Discussion of the percentage of the profits to be distributed among the Shareholders;

4.	The appointment of managers and the fixing their remunerations;

5.	The appointment of Auditor and the fixing his remunerations;

6.	The release of the Manager from liability for performance of his duties; and

7.	Any other matters be within the authority of the General Assemblyunder this Deed of Incorporation or pursuant to the Commercial Companies Law.

Article (18)

Additional Matters:

The General Assembly may not deliberate on matters not included in the agenda unless exigent issues are disclosed at the meeting which require discussion.

Should any of the Shareholders request the inclusion of a specific matter on the agenda, the Managers must do so, but if they fail to do so such Shareholder shall have the right to appeal to the Shareholders’ Assembly.

Article (19)

(a) every Shareholder shall have the right to discuss matters included in the agenda; (b) the Managers are obliged to reply to the Shareholders’ questions; (c) Should one of the Shareholders consider the reply of the Managers to be insufficient, he may appeal to the Shareholders’ Assembly, whose resolutions shall be binding.

Article (20)

Resolutions:

Resolutions of the General Assembly shall not be valid unless adopted by a number of the Shareholders holding at least seventy-five percent (75%) of the share capital of the Company. If the majority referred to is not achieved during the first meeting, the Shareholders shall be invited to a second meeting convened within twenty one (21) days following the first meeting. Resolutions at this meeting shall be adopted by the majority of the Shareholders represented in the meeting, holding not less than seventy five percent (75%) of the share capital at that date.

Article (21)

May by a unanimous decision of the Shareholders, the Deed of Incorporation may be amended and the capital of the Company may be increased on one or more occasion, whether by way of issue of new shares or by increasing the value of the existing shares or by converting any of the reserve capital into shares. In the case of issue of new shares, the existing Shareholders shall have a right of priority to subscribe for the new shares and, in the event of competition, this right shall be in the same proportions as their existing shareholdings.

The Shareholders’ Assembly may by a decision made likewise, reduce the capital of the Company without affecting the equity participations of the Shareholders, provided that the capital will not thereby become less than the minimum stated in the Commercial Companies Law. Any proposal to reduce the capital shall be notified to the Auditors in order to have their opinion on the grounds for the reduction and its terms when the Shareholders’ Assembly is held.

Any resolution passed by the General Assembly to increase or reduce the capital of the Company shall be recorded in the Commercial Registry and the Register of the Company.

Article (22)

Minutes shall be taken adequately summarising the discussions of the General Assembly. The minutes and resolution of the General Assembly should be recorded in a special register kept at the Company’s head office, and any of the Shareholders can review the register personally or through an attorney. They may review the Company’s balance sheet, profit and loss account and annual report.

Article (23)

Important Decisions:

The following decisions of the General Assembly shall be adopted by unanimous vote of its Shareholders:

a.	Adoption, amendment or revocation of the Deed of Incorporation of the Company;

b.	Increase or decrease of the Company’s share capital;

c.	Formation of another company, or acquisition or disposal of interests therein;

d.	Profit distribution;

e.	Liquidation of the Company.

Article (24)

Without prejudice to the right of third parties acting in good faith, a resolution adopted at the Shareholders’ Assembly or by the Shareholders in violation of the provisions of the Commercial Companies Law No. (11) of 2015 or this Deed of Incorporation, shall be void. No person may make use of such invalidation except those Shareholders who objected to such resolution and such invalidation renders such resolution as null and void ab initio and the claim for invalidation of such resolution shall elapse after one (1) year from the date of its issue.

Article (25)

The Auditor:

The Company shall have one or more auditors appointed by the General Assembly every year. The rules pertaining to auditors in joint stock companies from the Commercial Companies Law shall prevail hereinafter.

Article (26)

Dividends and Reserve Fund:

The Company’s net profits, after having deducted all general expenses and other costs, shall be distributed as follows:

l.

Ten percent (10%) of net profits shall be set aside to establish a compulsory reserve account. Such deduction shall be withheld until the reserve reaches fifty percent (50%) of the Company’s capital. If the reserve is less than the ratio mentioned above, deduction shall be made again till it reaches such.

2.	The Shareholders’ Assembly, upon the Managers’

suggestion, may allocate additional reserves to the account of the compulsory reserve as they see fit and such reserves shall be utilized as determined by the Shareholders’ General Assembly.

3.

The remainder of the net profits of the Company shall be distributed according to the following: Subject to any Applicable Law, the annual net profits of the Company and any retained profits from previous Financial Years shall be distributed in the following manner, unless otherwise agreed by a resolution of the Shareholders:

a)	First, the Company shall set aside the statutory reserve as required by Applicable Law from time to time:

b)

Second, the Shareholders undertake to resolve to establish such additional reserves and/or carry forward or retain such profits as may be necessary to enable the Company to comply with the terms of any loan or credit facilities to which the Company is a party and to make adequate provision for any other liabilities and Company objectives and to fund the Company’s operational and capital expenditures.

c)

Third, the Shareholders undertake to resolve to establish such additional reserves and/or carry forward or retain such profits as may be necessary to enable the Company to comply with the terms of any contracts to which the Company is a party and to make adequate provision for any other liabilities.

d)	Fourth, the balance of the net profits shall be distributed to the Parties in proportion to their Percentage unless otherwise agreed by the Shareholders.

e)	Fifth, if losses are incurred, they shall be carried over to the next Financial Year and no profits shall be distributed until the losses and liabilities are fully settled.

f)	Sixth, the Shareholders shall be responsible for any losses of the Company in proportion to their Percentage Interests unless otherwise agreed by the Shareholders.

Article (27)

Company’s Fiscal Year:

The financial year of the Company shall commence on 1st January and shall end on 31st December of each year, except for the first financial year which shall commence on the date of registration of the Company in the Commercial Register and its publishing and end on 31st December of the following year.

Article (28)

Dissolution of the Company:

Subject to the provision of Article (291) of the Commercial Companies Law No. (11) of 2015. The Company shall be dissolved by one of the following:

a.	The expiry of the duration of the Company, unless renewed by unanimous resolution of the shareholders;

b.	The fulfillment of the objects for which the Company was established;

c.	A decision by a Court of competent jurisdiction to dissolve the Company;

d.	A declaration of the Company’s bankruptcy;

e.	The dissolution or the merger of the Company to another company,

f.	All the shares in the Company one owned by a number of Shareholders less than the minimum stipulated by the Law;

g.	All the share capital or the majority of it was lost, so that the share capital could not be invested advantageously;

h.	The unanimous resolution of the Shareholders to dissolve the Company prior to its expiration.

The liquidation must be subject to the provisions of articles (304-321) of the Commercial Companies Law No. (11) of 2015.

Article (29)

Disputes:

29.1

Initial Resolution Efforts. In the event of any dispute, difference, claim, controversy or question among the Parties hereto, directly or indirectly, arising at any time under, out of, in connection with or in relation to this Deed of Incorporation or any term, condition or provision hereof, including without limitation any of the same relating to the existence, validity, interpretation, construction, performance, enforcement and termination of this Deed of Incorporation (a “Dispute”), the Parties hereto shall first endeavor to achieve an amicable settlement by good faith consultation and negotiation.

29.2

Arbitration. In the event that the Parties are unable to resolve the Dispute by good faith consultation and negotiation within thirty (45) calendar days of such Dispute being referred by any Party to the other by notice in writing, the Dispute shall be referred to and finally resolved by arbitration under the Arbitration Rules of the DIFC-LCIA Arbitration Centre (the “Rules”), which Rules are deemed incorporated by reference in this clause. The number of arbitrators shall be three (3), with one (1) arbitrator to be appointed by each Party, and the third arbitrator to be appointed in accordance with the Rules. The language of the arbitration shall be English. The seat of arbitration shall be London, England. The Parties agree that the tribunal may make an award of the costs of the arbitration including the Parties’ legal and other fees and related expenses.

Article (30)

Interpretation:

This Deed of Incorporation shall be executed in both English and Arabic text. In the event of any inconsistency between the texts or any dispute in the interpretation of any of the provisions of this Deed of Incorporation, the Arabic language shall prevail.

Article (31)

The provisions of the Commercial Companies Law No. (11) of 2015 and the provisions of the Shareholders Agreement dated October 10th, 2016 shall apply where no specific provisions have been made herein.

Article (32)

Copies of the Memorandum of Association:

This Deed of Incorporation is made in five (5) copies. Each Shareholder shall have one copy, one copy shall be sent to the Department of Companies Control, Ministry of Economy & Commerce and one copy shall be retained by the Company at its registered office.

The Shareholders have authorised Mr. Hatim Khalid ElMobarak from Arab Law Bureauto carry out registration of the Company at the Commercial Registry and to finalize all procedures require to establish the Company at the Department of Companies Control and to sign on their behalf in this regard.

Shareholder’s Signatures

1.	DYARCO INTERNATIONAL W.L.L.

Represented by Mr. Ullattil Achu

Signatory: /s/ Ullattil Achu

2.	NOBLE DRILLING HOLDING LLC

Represented by Mr. Alan R. Hay

Signatory: /s/ Alan R. Hay